

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2013

<u>Via E-mail</u>
Ms. Glenda Dowie
Chief Executive Officer
APT Systems, Inc.
16904 76 Street
Edmonton, AB Canada T5Z 3Z9

   Re: **APT Systems, Inc.**
     Item 4.01 Form 8-K
     Filed May 1, 2013
     File No. 000-54865

Dear Ms. Dowie:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Melissa Kindelan

             Melissa Kindelan
             Staff Accountant